UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Eiger BioPharmaceuticals, Inc.

File No. 333-212114 - CF#33963

Eiger BioPharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibit to a Form S-3 registration statement filed on June 17, 2016, as amended.

Based on representations by Eiger BioPharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through June 17, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary